EXHIBIT XIII
PRESS RELEASE
MAY 25, 2004


OCR - NEW FINANCING
OCEAN RIG ANNOUNCES ISSUE OF A CONVERTIBLE BOND LOAN AND A BRIDGE LOAN Stavanger, Norway

Ocean Rig will issue NOK 105 million in Senior Unsecured Convertible Bonds. The Company has received and accepted subscription commitments for the entire bond issue from a syndicate of International and Norwegian professional investors in a private placement.

The Senior Unsecured Convertible Bonds will carry interest at a fixed rate of 7 % p.a., and will mature in June 2007. The Bonds can be converted into shares at any time between disbursement and maturity at a conversion price of NOK 19 per share. If all the Senior Unsecured Convertible Bonds are converted, 5,526,315 new shares will be issued, representing approximately 8.5 % of the shares currently outstanding. Ocean Rig will have the right to redeem the Senior Unsecured Convertible Notes at any time prior to December 18, 2004 at a price of 130 % of par value.

The issue of the Senior Unsecured Convertible Bonds is subject to approval by a shareholders meeting to be held on June 18, 2004.

Ocean Rig has also issued a Senior Unsecured Bridge Loan of USD 20.5 million. The loan will consist of two tranches. The first, equal to 1/3 of the principal loan amount, will mature on December 26, 2004. The second, equal to 2/3 of the principal loan amount, will mature on February 26, 2005. The Company may prepay the loan in full at any time prior to maturity.

Based on the combination of the recent strong increase in backlog from new contracts (see attached chart), current market opportunities, and the new financing, Ocean Rig expects to repay the Bridge Loan by cash generated from the operation. With a continued improvement in the contract backlog, the Company may soon be in a position to start the process of refinancing existing debt in order to reduce the cost of financing.

Ocean Rig owns and operates two of the world's largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating offshore Angola and Cuba

THE SENIOR UNSECURED CONVERTIBLE BONDS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE `SECURITIES ACT`), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES WITHOUT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN THE UNITED STATES NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

The press release including backlog chart can be downloaded from the following link:



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PRESS RELEASE

NOTE: THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) WHICH REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO CERTAIN FUTURE EVENTS AND FINANCIAL PERFORMANCE. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING IMPORTANT FACTORS, AMONG OTHER, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS: (I) THE LIMITED OPERATIONS AND OPERATING HISTORY OF THE COMPANY; (II) THE FAILURE OF THE BINGO 9000 DESIGN TO PERFORM SATISFACTORILY OR THE COMPANY'S FAILURE TO ADEQUATELY PROTECT THE PROPRIETARY NATURE OF THE BINGO 9000 DESIGN; (III) THE COMPANY'S SIGNIFICANT LEVERAGE OR INABILITY TO GENERATE SUFFICIENT CASH-FLOW TO MEET ITS DEBT SERVICE REQUIREMENTS; (IV) THE COMPANY'S INABILITY TO MEET ANY FUTURE CAPITAL REQUIREMENTS; (V) THE COMPANY'S INABILITY TO RESPOND TO TECHNOLOGICAL CHANGES; (VI) THE IMPACT OF CHANGED CONDITIONS IN THE OIL AND GAS INDUSTRY; (VII) THE OCCURRENCE OF ANY ACCIDENTS INVOLVING THE COMPANY OR ITS ASSETS; (VIII) CHANGES IN GOVERNMENTAL REGULATIONS, PARTICULARLY WITH RESPECT TO ENVIRONMENTAL MATTERS; (IX) INCREASED COMPETITION OR THE ENTRY OF NEW COMPETITORS INTO THE COMPANY'S MARKETS; AND (X) UNFORESEEN OCCURRENCES IN ANY OF THE AREAS IN WHICH THE COMPANY MAY CONDUCT ITS OPERATIONS, SUCH AS WAR, EXPROPRIATION, NATIONALIZATION, RENEGOTIATION OR NULLIFICATION OF EXISTING LICENSES OR TREATIES, TAXATION AND RESOURCE DEVELOPMENT POLICIES, FOREIGN EXCHANGE RESTRICTIONS, CHANGING POLITICAL CONDITIONS AND OTHER RISKS RELATING TO FOREIGN GOVERNMENTAL SOVEREIGNTY OVER CERTAIN AREAS IN WHICH THE COMPANY WILL CONDUCT OPERATIONS. DUE TO SUCH UNCERTAINTIES AND RISKS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON SUCH FORWARD-LOOKING STATEMENTS. REFERENCE SHOULD BE MADE TO THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.



FOR FURTHER INFORMATION, PLEASE CONTACT GEIR AUNE, EXECUTIVE CHAIRMAN,

TEL: +47 51 96 90 00.



STAVANGER, MAY 25, 2004

OCEAN RIG ASA

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